LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

February 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.

Re:	Provident Financial Services, Inc. (Registration No. 333-167706) Request for Withdrawal of Amendment No. 1 to the Registration Statement on Form S-3

Dear Mr. Windsor:

We hereby respectfully request on behalf of our client, Provident Financial Services, Inc., a Delaware corporation (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, the withdrawal of the Registrant’s Amendment No. 1 to its Registration Statement on Form S-3, (No. 333-167706), filed with the Securities and Exchange Commission on December 27, 2011. The Amendment No. 1 to the Form S-3 is being withdrawn because it was inadvertently tagged as a pre-effective amendment. No securities were sold or will be sold in connection with the previously filed Amendment No. 1 to the Registration Statement on Form S-3. The Registrant will subsequently file a new Post-Effective Amendment No. 1 to its Registration Statement on Form S-3.

If the staff has any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 274-2009.

Respectfully,

/s/ Marc Levy
Marc Levy